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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 2 FOR THE MONTH OF NOVEMBER, 2001


                              Visible Genetics Inc.
             ------------------------------------------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F |X|   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ___    No |X|


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                              VISIBLE GENETICS INC.

     On November 21, 2001, we reported that David A. Galloway, who has been President and Chief Executive Officer of Torstar Corporation since 1988, has joined our Board of Directors, replacing Robert Prichard. Dr. Prichard, who is Galloway's designated successor at Torstar, has stepped down because of time commitments of his new job.

     Torstar is a leading Canadian media company. Prior to joining Torstar, Mr. Galloway was one of the founding partners of Canada Consulting Group, a leading strategic management consulting group which was subsequently sold to Boston Consulting Group in 1992.

     Born in Toronto, Mr. Galloway earned a Bachelor of Arts degree in Political Science and Economics from the University of Toronto, and a Masters in Business Administration from Harvard Graduate School of Business. Mr. Galloway is currently on the Board of Trustees of The Hospital For Sick Children. In addition, he currently is a director of the Bank of Montreal and Corel Corporation.

     This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, our ability to acquire and protect intellectual property important to our business through patents, licenses or other arrangements, claims that our intellectual property may interfere with the rights of others, ability to obtain regulatory approvals, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

     We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         VISIBLE GENETICS INC.


Date: November 21, 2001                  By: /s/ THOMAS CLARKE
                                             ------------------------------
                                             Name: Thomas Clarke
                                             Title: Chief Financial Officer